

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2021

Saul Laureles
Chief Legal Officer
STEM, INC.
100 Rollins Rd.
Milbrae, CA 94030

       Re: STEM, INC.
            Form S-1
            Filed May 26, 2021
            File No. 333-256501

Dear Mr. Laureles:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mindy Hooker at 202-551-3732 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing